

April 18, 2013

<u>Via E-mail</u>
George Yu
Chief Executive Officer
Cyto Wave Technologies, Inc.
201 Spear Street, Suite 1100
San Francisco, CA 94105

> **Re:** **Cyto Wave Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed April 4, 2013**
> **File No. 000-54907**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Please note that this filing will become effective automatically 60 days after the date you initially filed it in February. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Information Required in Registration Statement, page 2

1. Refer to prior comment 2. We note that you continue to state that no opinion is expressed regarding statements in your document; therefore, it appears that you continue to include statements that you may not believe are reasonable. Please tell us why you believe it is appropriate to include such statements in your document; cite in your response all authority on which you rely.

The Medical Imaging Market, page 3

2.   Please expand your response to prior comment 4 to clarify how the material you provided
        supports your disclosure that TechNavio estimates that the market continues to grow by
        about 4% per year. Also, tell us, with a view to disclosure, the amount of the disclosed
        equipment market that reasonably could be addressed by your potential product, the
        growth rate of that portion of the market, and why you believe presenting only the figures
        for the entire imaging market is appropriate for your document.

Our Proposed Products – Underlying Technology, page 4

3.   We note your response to prior comment 7. Please disclose what the feasibility studies
        demonstrated, including any material negative effects or need for refinement. From your
        revised disclosure, it should be clear whether your studies achieved the enhanced
        sensitivity that you describe in this document, labeled the CTCs with magnetic
        nanoparticles, separated and extracted CTCs from the blood stream and used lasers to
        destroy the CTCs as you indicate in the graphics on page 4, or were used successfully for
        any of the potential applications mentioned on page 5.

4.   Please expand your disclosure added in response to prior comment 8 to clarify the
        meaning and significance of your reference to PEG and B16F10-GFP and to clarify how
        the magnetic nanoparticles and gold nanotubes were introduced into the bloodstream and
        attached to the tumor cells. Also, with a view toward clarification of your disclosure,
        please tell us why a therapy would seek to cause CTCs to enter the blood stream as
        mentioned in Figure 2; would such a result not be harmful to the patient?

Our License Agreement, page 7

5.   From your response to prior comment 10, it appears that you already satisfied your
        obligation to issue the 5% interest and no longer are obligated to issue stock pursuant to
        the agreement. If so, please make this clear in your Form 10.

6.   Prior comment 11 sought revised disclosure in your filing. Therefore, please expand the
        disclosure in this section to discuss the continuation fee and termination provisions.

Our Patents, page 7

7.   From your response to prior comment 12, it appears that one of the applications that you
        mention in this section was abandoned. If so, please clarify your disclosure regarding the
        application to mention its abandonment.

Our Clinical Trials, page 10

8.   We note your response to the second sentence of prior comment 13. Please reconcile the disclosure in this section that you intend to commence your first human clinical trial by the end of June 2013 with your disclosure on page 6 that the first clinical test is expected to begin in the first quarter of 2013.

9.   We note your response to the last sentence of prior comment 13; however, that part of the comment sought disclosure in your filing. Please expand the appropriate sections of your document to explain the reasons for the delays and any appropriate risk factors.

10.   To clarify your disclosure regarding the clinical trial being conducted under the direction of Professors Hutchins and Zharov, please disclose the substance of the first sentence of your response to prior comment 28. Also, if you do not yet have a definitive agreement to conduct the research that you describe, please revise your disclosure about research that "will" be conducted to make clear that an agreement does not exist for such activity.

Risk Factors, page 13

11.   Please include a risk factor to address the rights mentioned in your response to prior comment 3.

Our auditors expressed their opinion the opinion in their audit report that we will continue as a going concern, page 13

12.   We note your revisions in response to prior comment 17. However, the risk factor caption and text should focus on the language in the audit report regarding the substantial doubt about your ability to continue as a going concern. Please revise accordingly.

Directors and Executive Officers, page 31

13.   We note your response to prior comment 25. Please tell us why you do not mention Sitoa Global in your revised disclosure regarding Dr. Kuo. In this regard, please also tell us (1) how you reconcile your disclosure that Mr. Yu has been a director of Sitoa Global since September 2011 with the information regarding Sitoa Global's directors in its most recent Form 10-K, and (2) why you do not provide information regarding Mr. Callahan's business experience since February 2012.

14.   Refer to your response to prior comment 27. Please revise your disclosure to identify who is performing the functions of a principal financial officer for your company.

Summary Compensation Table, page 32

15.   From Note 5 on page F-10, it appears that you have not paid the salary identified in this table. Please disclose the terms under which you will pay the salary, including when the payable is due and any interest or penalty terms.

Certain Relationships and Related Transactions, page 33

16.   We note your response to prior comment 31. Please show us how you reconcile your disclosure in this section about the issuance of two million shares to your founders with your disclosure in the beneficial ownership table on page 30.

Recent Sales of Unregistered Securities, page 34

17.   Please expand your disclosure added in response to prior comment 32 to provide for each transaction all disclosure required by Item 701 of Regulation S-K, including the consideration, the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and the facts relied upon to make the exemption available.

18.   Please reconcile the information in this section and your response to prior comment 38 with your disclosure on page 34 regarding 45 stockholders of record. Include in your response how any re-sales of your securities were consistent with the exemption from registration that you claim for your issuance of those securities.

Indemnification, page 37

19.   Prior comment 34 sought disclosure in your filing. Therefore, please expand the disclosure in this section to describe the indemnification provisions of your employment agreement with your CEO.

Exhibits, page 38

20.   Please file the exhibits that you identify as "to be filed by amendment."

Note 6 – Stockholders' Equity, page F-10

21.   We see that you repeated the disclosure that you added to Note 7 regarding contingencies in Note 6. Please revise to remove the disclosure in Note 6 or tell us about the contingencies to which you are referring.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement <u>from the company</u> acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Frank Hariton, Esq.